September 20, 2024

Phillip Ahn
Chief Financial Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

       Re: B. Riley Financial, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Quarter Ended March 31, 2024
           File No. 001-37503
Dear Phillip Ahn:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
General

1. We note that in recent investor calls you have referenced the importance of your senior notes or "baby bond" business. For example, during the earnings call on February 22,
       2023, you stated that "one of the smartest things we did is we sold a lot of baby bonds at yields of 5.5% and 6%." During the earnings call on February 23, 2022, you stated that you "have a really meaningful baby bond business." In future filings, please revise
       Business and Management's Discussion and Analysis to provide additional quantitative and qualitative detail about your baby bond business and its relative importance to your operations and liquidity.
Business, page 1

2. We note the statement on page 2 that you "periodically participate in loans and financing arrangements for entities in which [you] have an equity ownership and representation on the board of directors." We also note your disclosure on page 157 that identifies certain transactions, beginning with Babcock and Wilcox. In future filings here
 September 20, 2024
Page 2

       and where appropriate, please clarify the nature and scope of these transactions, including, for example, their approximate, aggregate size, your underwriting or loan approval process and standards and how these transactions fit within your business segments and overall approach to investing and operating the "platform." Wealth Management Segment, page 3

3. Please revise future filings to discuss the composition of wealth management revenue by activity (e.g.; advisory, brokerage, etc.) and discuss any material trends. To the extent that revenue from the advisory business is material, please revise to include a rollforwards of assets under management (AUM) in appropriate detail and disclose average asset management fees.
Item 3. Legal Proceedings, page 48

4. Please ensure you describe in future filings any material pending legal proceedings including proceedings contemplated by governmental authorities. Refer to
Item 103 of
       Regulation S-K for guidance.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

5. Please revise future filings to provide information and analysis, including rollforwards if
       appropriate, to enhance a reader   s understanding of your financial
condition including
       discussion of trends. Specifically include appropriate detail, in a tabular format, of the loans receivable balance and the securities and other investments owned balance at each period end presented. For loans receivable, to the extent that each item continues to be material, include sub-sections for related party amounts, balances by type of borrower or risk and separately present each individually significant loan balance. For investments, include appropriate classes such as private equity, public equity, etc. and separately present each individually significant investment. Refer to Item 303 of Regulation S-K.
6. Please revise future filings to provide an analysis, in a tabular format, of the fair value adjustments on loans recognized in each period presented. Specifically identify each individual loan that had a significant change in fair value during any period presented and discuss the reasons for the change. For the remainder of the fair value adjustments, include appropriate detail for an investor to clearly understand what is driving the gains/losses recognized in this line item. Refer to Item 303 of Regulation S-K.
7. Please revise future filing to provide an analysis, in a tabular format, of the underlying sources and drivers of realized and unrealized gains/losses on investments for each period presented. Specifically, identify each individual investment that had a significant realized or unrealized gain/loss during any period presented. For the remainder of the gains/losses recognized, include appropriate detail for an investor to clearly understand what is driving the gains/losses recognized in this line item including whether they are related to public or private equities. Additionally, please separately identify realized and unrealized gains/losses recognized each period. Refer to Item 303 of Regulation
S-K.
8. We note your several business segments and emphasis of the diversity of operations referenced in a recent earnings call. Please revise future filings to provide more informative, clear and understandable descriptions in Management's Discussion and
 September 20, 2024
Page 3

       Analysis. For example, given the complexity and wide range of operations, consider providing an introductory section addressing the most important matters on which the company's executives focus in evaluating financial condition and operating performance, and provide context for the discussion and analysis of the financial statements. Future disclosures should enable an investor to better understand the reasons underlying material fluctuations and to see the analysis through the eyes of management. We refer you to Item 303(a) of Regulation S-K and Release 33-8350.
Overview - Description of the Company, page 52

9. Please revise future filings to provide additional information, similar to disclosure in your
       December 31, 2022 Form 10-K, related to your investments in brands including how you account for and report them. For example, specifically identify the brands that you consolidate and the brands that you account for using the fair value option as discussed on page 108.
Operating Expenses - Capital Markets, page 58

10. We note your disclosure that the increase in Selling, general and administrative expenses in the Capital Markets segment in 2023 was primarily due to an increase of $77.3 million related to the Advisory Agreement with Brian Kahn. Please explain to us in detail and revise future filings as appropriate to discuss the nature of costs related to the Advisory
       Agreement, how they were incurred, why they increased so substantially in 2023 as compared to 2022 and any another other facts and circumstances needed to understand the magnitude and amounts recognized.
Liquidity and Capital Resources, page 61

11. We note your disclosure on page 63 that you breached financial covenants as of
       September 30, 2023 and December 31, 2023 related to Targus Credit Agreement. To the extent you have breached or are reasonably likely to breach any debt covenants, please revise to disclose material information about the breach or potential breach and discuss any material impact on the company. For example, discuss:

             the steps you took or are taking to avoid the breach;
             the steps you took or intend to take to cure, obtain a waiver of or otherwise address the breach;
             the reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition and operating performance; and
             alternate sources of funding and any reasonably likely impact your ability to access these sources.

       Refer to SEC Interpretive Release No. 33-8350 and Rule 4-08(c) of Regulation S-X.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 71

12. We note that your primary exposure to market risk consists of risk related to changes in interest rates, and that you utilize borrowings under your senior notes payable and credit
 September 20, 2024
Page 4

       facilities to fund costs and expenses incurred in connection with your acquisitions and operations. We also note your risk factor disclosure on page 42 that an increase in market interest rates could result in a decrease in the value of your senior notes and increase your future borrowing costs. In future filings, please provide a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify if there are any board approved limits and, with a view to disclosure, advise us of the extent to which there has been approved risk profiles that do not conform to management and board risk tolerances. If applicable, also clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments.
Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page
76

13. We note that there appears to be several related party transactions identified in Note 22 beginning on page 157 that are not disclosed in this section or in the proxy statement that is incorporated by reference. For example, we don't see any discussion in the related party transactions section beginning on page 13 of the proxy statement about transactions with
       Applied Digital, Freedom VCM Holdings, LLC, Vintage Capital Management, Torticity,
       LLC, or Kanaci Technologies, LLC. We also note your disclosure on pages 6 and 54 regarding a loan to Conn's Inc. that is reported as a related party loan receivable, but do not see any disclosure in this section or the related party transaction section of the proxy statement related to this loan. Please revise your future filings to disclose in this section all related party transactions that are required by Item 404 of Regulation S-K, or advise.
Item 15. Financial Statements, page 91

14. Please revise future filings to separately present or disclose amounts from related party transactions on the face of your balance sheet, statement of operations, and statement of cash flows. Refer to Rule 4-08(k) of Regulation S-X.
Consolidated Statements of Operations, page 92

15. Please revise future filings to separately present each item that is greater than 10% of total revenue in your consolidated statements of operations. For example, separately present trading income (loss), fair value adjustments on loans, interest income loans, and interest income from securities lending, if appropriate.
Note 2 - Summary of Significant Accounting Policies, page 98

16. Please revise future filings to disclosure your accounting policies related to contingent consideration. Additionally, please tell us and disclose the transaction, as needed, that resulted in the recognition of the contingent consideration in 2022.
(f) Concentration of Risk, page 102

17. Please revise future filings to more clearly quantify and discuss your direct and indirect risk and exposure to loss from Freedom VCM.
 September 20, 2024
Page 5

(r) Loans Receivable, page 105

18. We note your disclosure that you have provided limited guarantees with respect to
       Babcock & Wilcox Enterprises, Inc. (   B&W   ) up to a maximum of
$150,000 as further
       described in Note 18(b) and that you have not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure. Based on disclosure in Note 18(b) it appears you have off-balance sheet credit exposures significantly greater than $150,000 related to B&W commitments and guarantees. Please explain to us why you limited your credit loss assessment to $150,000 and/or revise future filings as needed.
Badcock Loan Receivable, page 106

19. Please revise future filings to more clearly describe the key terms regarding the underlying transactions described as Badcock Loan Receivable. For example, describe whether you purchased consumer credit card receivables, whether you loaned amounts to a corporate entity and the receivables serve as collateral, etc. Clearly describe any collateral underlying the loans, any guarantees provided by other entities, and any other material terms to ensure you clearly describe the credit risk assumed in each transaction.
(s) Securities and Other Investments Owned and Securities Sold Not Yet Purchased, page 107

20. Please revise future filings to disclose for each period presented the portion of unrealized gains and losses for the period that relates to equity securities still held at the reporting date. Refer to ASC 321-10-50-4 for guidance.
Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction, page
109

21.    We note your disclosure that Freedom VCM can exercise influence over
Conn   s. Please
       revise future filings to disclose the key terms of the sale of Badcock by Freedom VCM to
       Conn   s on December 18, 2023. For example, disclose the sales price, the securities and
       related rights Freedom VCM received, the ownership percentage of Conn s, etc.
22. Given the materiality of the concentration of risk related to Freedom VCM, please tell us what consideration was given to including financial statements of Freedom VCM as an exhibit, and revise future filings as applicable.
(u) Fair Value Measurements, page 113

23. Please revise future filings to separately disclose purchases, sales and settlements in the
          Level 3 Changes During the Period    table on page 119. Refer to ASC
820-10-50-2.c.2
       for guidance.
24. For Level 3 fair value measurements, please revise future filings to disclose under the
          Level 3 Changes During the Period    table on page 119, the amount of
total gains or
       losses recognized in earnings for the period that is attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period and the line item(s) in the statement of operations in which those unrealized gains or losses are recognized. Refer to ASC 820-10-50-2.d for guidance. September 20, 2024
Page 6

Acquisition of Targus, page 126

25. Please tell us how the seller financing of $54 million was accounted for and presented on your balance sheet at December 31, 2022 and 2023 and revise future filings as needed.
Note 12 - Term Loans and Revolving Credit Facilities , page 136

26. Please revise future filings to disclose the carrying amount and classification of any assets pledged as collateral. Refer to ASC 860-30-50-1A.b.1 for guidance.
Note 15 - Income Taxes, page 148

27. We note you had net operating loss carryforward deferred tax assets of $103 million at
       December 31, 2023. We also note your disclosure that existing net operating loss carryforwards will be utilized in future tax periods before the loss carryforwards expire and it is more-likely-than-not that future taxable earnings will be sufficient to realize deferred tax assets and that you have not provided an additional valuation allowance. We also note you disclose a valuation allowance of $104 million at December 31, 2023.
       Please revise your disclosure in future filings to address the following:

             provide a rollforward of the deferred tax asset valuation allowance for each period presented;
             clarify that you have a valuation allowance for a portion of the net operating loss carryforwards and other net deferred tax assets;
             clarify if the remaining net deferred tax asset relates to net operating loss carryforwards;
             clarify how you determined the level of valuation allowance required and/or the portion of net operating loss carryforwards that did not require a valuation allowance;
           and
             provide an assessment of the likelihood that future net operating losses will require a valuation allowance such that reported past financial information may not be indicative of future financial results.
Note 18 - Commitments and Contingencies, page 152

28. We note your disclosure on page 15 that your exposure to legal liability is significant and could lead to substantial damages. In accordance with ASC 450-20-50, please revise future filings to more clearly disclose the following information for your legal contingencies in the aggregate or individually:

             The amount or range of reasonably possible losses in addition to amounts accrued; or
             That reasonably possible losses cannot be estimated; or That any reasonably possible losses in addition to the amounts accrued are not
           material to your financial statements.
Note 23 - Business Segments, page 161

29. Please tell us in detail and revise future filings to discuss why your principal investing
 September 20, 2024
Page 7

       activities, including public and private equity investments, are not a separate segment.
       Please contrast this activity to your investments in loans which appears to be included in the Capital Markets segment.
Form 10-Q for Quarter Ended March 31, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

30. Please tell us in detail and revise future filings to disclose the key terms and the impact on your financial statements related to the $42,077 loan receivable that was converted into equity securities. Specifically, disclose the name of the borrower, any gain or loss recognized, whether the equity securities are publicly traded and how you measured fair value.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance